Exhibit B.3(d): Other Pages of CIBC’s 2012 Annual Report incorporated in Annual Information Form

•	“Transfer Agent and Registrar” page 187

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CIBC Mellon Trust Company*, c/o Canadian Stock Transfer Company Inc., P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or fax 1 888 249-6189, 1 800 387-0825 (toll-free in Canada and the U.S.), Email: inquiries@canstockta.com, Website: www.canstockta.com

Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.

* Canadian Stock Transfer Company Inc. acts as the Administrative agent for CIBC Mellon Trust Company

In the United States, common shares are transferable at:

Computershare, 480 Washington Blvd, 27th Floor, Jersey City, NJ 07310, 1 800 589-9836, Website: www.computershare.com/investor.

CIBC 2012 ANNUAL REPORT	187